UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                           INTERLEUKEN GENETICS, INC.
                           --------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)


                                 (CUSIP Number)

                                    MSSI LLC
                              c/o Richard L. Fisher
                                 299 Park Avenue
                               New York, NY 10017
                                 (212) 752-5000
                             -----------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    copy to:
                                John N. Turitzin
                                Battle Fowler LLP
                               75 East 55th Street
                               New York, NY 10022
                                 (212) 856-7000

                                 March 14, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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CUSIP No.                       SCHEDULE 13D
         ---------------
--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MSSI LLC  13-4075839
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                               (b) /X/
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                               / /
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH      7    SOLE VOTING POWER
                        1,500,000
             -------------------------------------------------------------------
                 8    SHARED VOTING POWER
                        0
             -------------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER
                        1,500,000
             -------------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,500,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.38%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      00
--------------------------------------------------------------------------------
* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.


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



THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

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                                 Amendment No. 2
                                       to
                                  Schedule 13D

                  This Amendment No. 2 to Schedule 13D amends and supplements the original Schedule 13D, dated August 20, 1999, as amended by Amendment No.1, dated November 10,1999, which was filed with the Securities and Exchange Commission (the "Commission") on September 13, 1999, on behalf of MSSI LLC, with respect to the ownership of Common Stock, no par value ("Common Stock"), of Interleukin Genetics, Inc., a Texas corporation. Each capitalized term not defined in this amendment has the same meaning here as in the original 13D.


I. Item 5 of the Schedule 13D "Interest in Securities of the Issuer" is amended and restated as follows:

                  (a) As of the close of business on March 10, 2000, MSSI LLC beneficially owned 1,500,000 shares of Common Stock, representing approximately 8.38% of the Company's outstanding shares of Common Stock.

                  (b) From March 6, 2000 through March 10, 2000, MSSI LLC sold 200,000 shares of Common Stock, in open market transactions as set forth on
Schedule I attached hereto.


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                                   SCHEDULE I
                                   ----------


         Date          Amount of Securities Sold       Price Per Share
--------------------------------------------------------------------------------
        3/06/00                   4400                      $16.75
--------------------------------------------------------------------------------
                                  5000                     $15.875
--------------------------------------------------------------------------------
                                  5000                      $17.00
--------------------------------------------------------------------------------
                                  7000                     $16.125
--------------------------------------------------------------------------------
                                  8000                     $16.875
--------------------------------------------------------------------------------
                                 10,000                     $15.25
--------------------------------------------------------------------------------
                                 10,000                     $16.25
--------------------------------------------------------------------------------
                                 10,000                    $16.375
--------------------------------------------------------------------------------
                                 10,800                     $16.50
--------------------------------------------------------------------------------
                                  5000                      $16.25
--------------------------------------------------------------------------------
        3/07/00                   1000                      $14.75
--------------------------------------------------------------------------------
                                  1000                      $15.50
--------------------------------------------------------------------------------
                                 17,500                     $14.00
--------------------------------------------------------------------------------
                                  1000                     $15.9375
--------------------------------------------------------------------------------
                                  1000                      $16.00
--------------------------------------------------------------------------------
                                  1000                     $14.625
--------------------------------------------------------------------------------
                                  3000                     $14.4375
--------------------------------------------------------------------------------
                                  3000                      $14.25
--------------------------------------------------------------------------------
                                  5000                     $14.375
--------------------------------------------------------------------------------
                                  9000                      $14.50
--------------------------------------------------------------------------------
        3/08/00                  30,000                    $12.8596
--------------------------------------------------------------------------------
        3/09/00                  30,500                    $12.793
--------------------------------------------------------------------------------
        3/10/00                  21,800                   $12.8108
--------------------------------------------------------------------------------

         Total                  200,000
--------------------------------------------------------------------------------


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                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              MSSI LLC


                                              By:    /s/ M. Anthony Fisher
                                                     ------------------------
                                                     Name:  M. Anthony Fisher
                                                     Title: Managing Member


Dated: As of March 14, 2000



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